Exhibit 19.1

PAYONEER GLOBAL INC.

Statement of Policy Concerning Trading in Company Securities

Adopted February 26, 2025

TABLE OF CONTENTS

Page No.

I. SUMMARY OF POLICY CONCERNING TRADING IN COMPANY SECURITIES1

II. THE USE OF INSIDE INFORMATION IN CONNECTION WITH TRADING IN SECURITIES1

A. General Rule.1

B. Who Does the Policy Apply To?3

C. Hedging and Derivatives.4

D. Pledging of Securities, Margin Accounts.5

E. General Guidelines.5

F. 10b5-1 Plans.7

G. Applicability of U.S. Securities Laws to International Transactions.8

H. Gifts of Securities.8

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I.	SUMMARY OF POLICY CONCERNING TRADING IN COMPANY SECURITIES

It is Payoneer Global Inc.’s and its subsidiaries’ (collectively, the “Company”) policy that it will, without exception, comply with all applicable laws and regulations in conducting its business. Each employee (including, for the purpose of this policy, a full-time contractor) and each director is expected to abide by this policy. When carrying out Company business, employees and directors must avoid any activity that violates applicable laws or regulations.

In order to avoid even an appearance of impropriety, trading of Company securities by all directors, officers and employees are subject to a trading window, as detailed herein. In addition, the Company’s directors, officers and certain other employees, as the case may be, are subject to pre-approval requirements described below and other limitations on their ability to enter into transactions involving the Company’s securities. Although these limitations do not apply to transactions pursuant to 10b5-1 plans (as defined below), the entry into, amendment or termination of any such 10b5-1 plan is subject to limitations as described in this policy.

This policy was reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company.

II.	THE USE OF INSIDE INFORMATION IN CONNECTION WITH TRADING IN SECURITIES
A.	General Rule.

The U.S. securities laws regulate the sale and purchase of securities in the interest of protecting the investing public. U.S. securities laws give the Company, its officers and directors, and other employees the responsibility to ensure that information about the Company is not used unlawfully in the purchase and sale of securities (such as stocks, bonds, notes, debentures, limited partnership units or other equity or debt securities).

All directors, officers and employees should pay particularly close attention to the laws against trading on “inside” information. These laws are based upon the belief that all persons trading in a company’s securities should have equal access to all “material” information about that company. For example, if a director, officer or employee of a company learns material inside information through the course of his or her employment or service as a director, that person is prohibited from buying or selling securities (including the Company’s securities and the securities of other companies that could be impacted by the information) until the information has been adequately disclosed to the public. This is because such person knows information that could cause the share price to change, and it would be unfair for them to have an advantage (knowledge that the share price could change) that the rest of the investing public does not have. In fact, it is more than unfair; it is considered to be fraudulent and illegal. Civil and criminal penalties for this kind of activity are severe.

In addition, it is illegal for any director, officer or employee in possession of material inside information to provide other people with such information or to recommend that they buy or sell the securities (this is called “tipping”). In that case, the tipper and the tippee may both be held liable.

The general rule can be stated as follows: It is a violation of federal securities laws for any person to buy or sell securities, or to tip others to buy or sell securities, if he or she is in possession of material inside information (also referred to as, “material non-public information”, or MNPI). Because some periods in the life of the Company are more prone to material inside information, trading in Company securities by all directors, officers and employees (except pursuant to an existing 10b5-1 plan) is only allowed during a defined Trading Window (as detailed in Section E) and is strictly prohibited at any other time, provided that during the Trading Window such person is not in possession of any material inside information or otherwise blocked from trading.

What is “material” information? Information is material if there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision (such as buying, selling or holding a security), or if it would have significantly altered the total mix of information made available.

Material information can be favorable or unfavorable. Materiality is not based on a numerical threshold but instead on an assessment of all quantitative and qualitative facts and circumstances that are relevant.

If it is not clear whether inside information is material, it should be treated as if it was material.

Some examples of information that could be considered material include (but are not limited to):

●	Significant changes in the Company’s prospects or key performance indicators of the Company,
●	Actual, anticipated or targeted earnings and dividends and other financial information of the Company,
●	Operational developments that could affect the Company’s financial performance or forecasts, such as changes in the Company’s relationship with a key customer or supplier,
●	Financial guidance, or a change in previously released estimates of the Company,
●	Pending mergers, business acquisitions, joint ventures, restructurings or dispositions, or the expansion or curtailment of operations,
●	Engaging in, or loss of a significant contract,
●	Significant cybersecurity or data protection events, including but not limited to any breach of information or security systems that compromises the functioning of the Company’s information or other systems or results in the exposure or loss of customer information, in particular personal information,
●	New equity or debt offerings or significant borrowing,
●	Changes in debt ratings, or analyst upgrades or downgrades of the issuer or one of its securities,
●	Significant changes in accounting treatment, write-offs or effective tax rate,

●	Pending or threatened significant litigation or governmental investigation,
●	Liquidity problems or impending bankruptcy,
●	Auditor notification that the Company may no longer rely on an audit report,
●	Changes in control of the Company or changes in the Board or executive management, and
●	Stock splits or other corporate actions.

What is “inside” or “non-public” information? The prohibition on insider trading applies when the information is both material and non-public. Information is “inside” or “non-public” information if it has not been publicly disclosed in a manner making it available to investors generally on a broad-based non-exclusionary basis (e.g., a widely disseminated press release, or the filing of a Form 8-K with the Securities and Exchange Commission (the “SEC”)) and the investment community has not had time to absorb the information. The fact that information has been disclosed to a few members of the public does not make it public for insider trading purposes. If it is not clear whether material information has been sufficiently publicized, it should be treated as if it is inside information and confidential.

Enforcement and Implications

The SEC, the Financial Industry Regulatory Authority (“FINRA”), prosecutors, and plaintiffs’ lawyers focus on uncovering insider trading. They use sophisticated surveillance techniques and have prosecuted cases against insiders trading through foreign accounts, family members and friends. A breach of the insider trading laws could expose the insider or anyone who trades on information provided by an insider to significant criminal fines and imprisonment, in addition to civil penalties, and injunctive actions. The SEC may pursue enforcement actions and impose liabilities on the Company as well. In light of the above, you must carefully read this policy and follow its directives at all times.

Inside information obtained through the course of employment or service as a director does not belong to the individual directors, officers or other employees who may handle it or otherwise become knowledgeable about it. It is an asset of the Company. Any person who uses such information for personal benefit or discloses it to others outside the Company violates the Company’s interests and may be in breach of his or her fiduciary, loyalty or other duties to the Company. More particularly, in connection with trading in the Company’s securities, it is a fraud against members of the investing public and against the Company. The mere perception that an employee or director traded with the knowledge of material inside information could harm the reputation of both the Company and that employee or director.

B.	Who Does the Policy Apply To?

The prohibition against trading on inside information applies to:

1.	directors, officers and all other domestic and international employees of the Company and its subsidiaries;

2.	contractors, consultants and any other persons who may gain access to Company inside information;
3.	the spouses, domestic partners and minor children (even if financially independent) of such directors, officers or employees, and anyone who shares the same household of such director, officer or employee;
4.	anyone to whom such directors, officers or employees provide significant financial support; and
5.	any entity or account over which the persons listed above have or share the power, directly or indirectly, to make investment decisions (whether or not such persons have a financial interest in the entity or account), and those entities or accounts established or maintained by such persons with their consent or knowledge and in which such persons have a direct or indirect financial interest.

Each director, officer and employee is responsible for ensuring the compliance of any of the above persons or entities subject to his or her influence or control. Accordingly, the directors, officers and employees should make such persons or entities aware of the need to confer with them before they trade in Company securities.

Because of their access to confidential information on a regular basis, Company policy subjects its directors and certain employees as detailed in Section E6 below (the “Pre-Clearance Group”) to additional restrictions on trading in Company securities. The restrictions for the Pre-Clearance Group are discussed in Section E below. In addition, directors and certain employees with inside knowledge of material information may be subject to ad hoc restrictions on trading from time to time.

Except with respect to trading pursuant to existing 10b5-1 plans, the restrictions in this policy will continue to apply to each director and officer who is subject to the reporting requirements of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (“Section 16 officers”) for 90 days following such director’s or officer’s departure from their role.

C.	Hedging and Derivatives.

Employees and directors are prohibited from engaging in any derivative transactions (including transactions involving options, puts, calls, prepaid variable forward contracts, equity swaps, collars and exchange funds or other derivatives) that are designed to hedge or speculate on any change in the market value of the Company’s equity securities. Directors, officers and employees are also prohibited from shorting the Company’s stock.

Trading in options or other derivatives is generally highly speculative and very risky. People who buy options are betting that the stock price will move rapidly. For that reason, when a person trades in options in his or her employer’s stock, it may arouse suspicion in the eyes of the SEC that the person was trading on the basis of inside information, particularly where the trading occurs before a company announcement or major event. It is difficult for an employee or director to prove that he or she did not know about the announcement or event.

If the SEC or FINRA were to notice active options trading by one or more employees or directors of the Company prior to an announcement, they would likely investigate. Such an investigation could be embarrassing to the Company (as well as expensive), and could result in severe penalties and expense for the persons involved. For all of these reasons, the Company prohibits its employees and directors from trading in options or other securities involving the Company’s stock. This policy does not pertain to employee stock options granted by the Company. Employee stock options cannot be traded.

D.	Pledging of Securities, Margin Accounts.

The Company prohibits employees and directors from pledging Company securities, including by purchasing Company securities on margin or holding Company securities in a margin account, unless otherwise approved by the Chief Legal Officer (“CLO”) in limited circumstances. This is because pledged securities may be sold by the pledgee without the pledgor’s consent under certain conditions. For example, securities held in a margin account may be sold by a broker without the customer’s consent if the customer fails to meet a margin call. This may result in such a sale occurring at a time when an employee or a director has material inside information or is otherwise not permitted to trade in Company securities.

E.	General Guidelines.

The following guidelines should be followed in order to ensure compliance with applicable antifraud laws and with the Company’s policies:

1.	Nondisclosure. Material inside information must not be disclosed to anyone, except to persons within the Company whose positions require them to know it. No employee or director should discuss material inside information in public places or in common areas on Company property.
2.	Trading in Company Securities. No employee or director may place a purchase or sale order, or recommend that another person place a purchase or sale order in the Company’s securities when he or she has knowledge of material information concerning the Company that has not been disclosed to the public. This includes orders for purchases and sales of stock, convertible securities and other securities (e.g., bonds), as the case may be, and includes increasing or decreasing investment in Company securities through a retirement account.

The following are not subject to this policy:

I.	net share withholding of equity awards where shares are withheld by the Company in order to satisfy tax withholding requirements, to the extent implemented by the Company, with no discretion on the part of the employee, in connection with the vesting of equity awards,
II.	sell-to-cover transactions, to the extent implemented by the Company, with no discretion on the part of the employee, where shares are sold upon vesting of equity awards in order to satisfy tax withholding requirements, provided that this exception does not apply to any other market sale, and
III.	the exercise of employee stock options for cash or through a net settlement with the Company, provided that stock that was acquired upon exercise of a stock option will be treated like any other stock, and may not be sold by an employee who is in possession of material inside information.

Any employee or director who possesses material inside information should wait until the close of business of the second full trading day after the information has been publicly released before trading, or as otherwise advised by the CLO. There is no exception to this policy, even for hardship to the employee or director or based on the use of proceeds (such as making a mortgage payment or for an emergency expenditure).

3.	Avoid Speculation. Investing in the Company’s common stock or other securities, as the case may be, provides an opportunity to share in any future growth of the Company. But investment in the Company and sharing in the growth of the Company does not mean short range speculation based on fluctuations in the market. Such activities put the personal gain of the employee or director in conflict with the best interests of the Company and its stockholders. Although this policy does not mean that employees or directors may never sell shares, the Company encourages employees and directors to avoid frequent trading in Company stock. Speculating in Company stock is not part of the Company culture.
4.	Trading in Other Securities. No employee or director should place a purchase or sale order (including investment through a retirement account), or recommend that another person place a purchase or sale order, in the securities of another corporation, if the employee or director learns in the course of his or her employment or service as a director non-public information that is likely to affect the value of those securities. For example, it would be a violation of the securities laws if an employee or director learned through his or her role at the Company that the Company intended to purchase assets from a company, and then placed an order to buy or sell stock in that other company because of the likely increase or decrease in the value of its securities.
5.	Trading window. Except with respect to trading pursuant to existing 10b5-1 plans, trading by all directors, officers and employees and their household members is only permitted each fiscal quarter during the period beginning at the close of business on the second full trading day following an earnings release with respect to the preceding fiscal period and ending at the close of business on the day that is two weeks before the end of the third month of the then current fiscal quarter (or, if the day is not a trading day, on the immediately preceding trading day) (the “Trading Window”). Remember: except for trades made pursuant to an existing 10b5-1 plan, if you have material inside information, you are not allowed to trade even during the Trading Window.
6.	Additional Restrictions on the Pre-Clearance Group. The Pre-Clearance Group consists of (i) directors and Section 16 officers, and (ii) such other persons as may be designated from time to time and informed of such status by the Company’s CLO. The Pre-Clearance Group is subject to the following restrictions on trading in Company securities in addition to those set forth above:

●	all trades are subject to prior review by the CLO. A request for pre-clearance should be submitted to the CLO at least two trading days in advance of the proposed trade;
●	clearance for all trades must be obtained from the Company’s CLO. After receiving clearance, the person must complete the trade within the period stipulated therein or make a new pre-clearance request;
●	no trading is permitted outside the Trading Window except for reasons of exceptional personal hardship and subject to prior approval by the Chief Executive Officer and CLO; provided that, if one of these individuals wishes to trade outside the Trading Window, it shall be subject to prior approval by the other; and
●	individuals in the Pre-Clearance Group are also subject to the general restrictions on all employees (e.g., they may not trade during the Trading Window if they have knowledge of MNPI).

Note that at times the CLO may determine that no trades may occur even during the Trading Window when clearance is requested. This may occur as a result of a pending material business transaction, a material cyber-breach, or any other material development that has not yet been publicly disclosed. No reasons may be provided and the closing of the Window may itself constitute material inside information that should not be communicated.

F.	10b5-1 Plans.

Each written plan for trading securities that complies with Rule 10b5-1 under the Exchange Act (a “10b5-1 plan”) must be adopted (a) during a Trading Window, and (b) when the employee or director does not otherwise possess material inside information about the Company. The employee or director must act in good faith with respect to a 10b5-1 plan when the plan is adopted and for the duration of the 10b5-1 plan, and must not enter into a 10b5-1 plan as part of a plan or scheme to evade the prohibitions of Rule 10b-5 under the Exchange Act. Sales under a 10b5-1 plan must be via a broker approved by the Company. Pre-Clearance Group members may not adopt a 10b5-1 plan without the approval of the CLO.

Each 10b5-1 plan must provide for delayed effectiveness after adoption or amendment (a “Cooling-Off Period”). For directors and Section 16 officers (“D&O Insiders”), each 10b5-1 plan must specify that trades may not execute under the 10b5-1 plan until, at least, the later of (a) 90 days after the date of adoption or amendment of the 10b5-1 plan and (b) 2 business days following the Company’s filing of a quarterly or annual report covering the financial reporting period in which the 10b5-1 plan was adopted or amended, but in no event later than 120 days after the date of adoption or amendment of the 10b5-1 plan. For all other employees, each 10b5-1 plan must specify that trades may not execute under the 10b5-1 plan for a period of at least 30 days after the date of adoption or amendment of the 10b5-1 plan.

D&O Insiders are expected to limit their transactions in Company securities to 10b5-1 plans.

Without derogating from the foregoing, each 10b5-1 plan is subject to the limitations detailed in Rule 10b5-1.

CLO Approval

Adoptions, amendments, suspensions, and terminations of 10b5-1 plans by D&O Insiders must be approved by the CLO. In addition, employees and directors may voluntarily amend a 10b5-1 plan only (a) during a Trading Window and (b) when the employee or director does not otherwise possess material inside information about the Company. Employees and directors may make amendments to 10b5-1 plans without triggering a Cooling-Off Period so long as the amendment does not change the pricing provisions of the 10b5-1 plan, the amount of securities covered under the 10b5-1 plan or the timing of trades under the 10b5-1 plan, or where a broker executing trades on behalf of the person is substituted by a different broker (so long as the purchase or sales instructions remain the same).

G.	Applicability of U.S. Securities Laws to International Transactions.

All employees of the Company and its subsidiaries are subject to the restrictions on trading in Company securities and the securities of other companies. The U.S. securities laws may be applicable to trades in the Company’s securities executed outside the U.S.

H.	Gifts of Securities.

Making a gift, charitable contribution or other transfer without consideration of Company securities should only be made (i) when a director, officer or employee is not in possession of material non-public information and (ii) inside a Trading Window. Gifting of Company securities is otherwise subject to this policy.